July 15, 2005

                                                       direct dial: 817.420.8209
                                                               vrew@winstead.com
                                                               -----------------

                                                       direct dial: 817.420.8225
                                                            jhoover@winstead.com
                                                            --------------------
Via Federal Express
-------------------

Ms. Maryse Mills-Apenteng
Division of Corporate Finance
Mail Stop 4-6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re: Response to Comments Received from the Staff of the Commission with respect to the Schedule 13E-3 filed June 29, 2005 (File No. 5-37771), which was previously filed on June 3, 2005 and April 19, 2005 and originally filed on March 7, 2005, and the
                  Schedule 14A filed June 29, 2005 (File No. 0-09574), which was previously filed on June 3, 2005 and April 18, 2005 and originally filed on March 7, 2005, of United Systems Technology, Inc.

Dear Ms. Mills-Apenteng:

     As legal counsel to United Systems Technology, Inc. (the "Company"), this letter sets forth the responses of the Company to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated July 11, 2005 (the "Comment Letter") with respect to the above-referenced Schedule 13E-3 (the "Schedule 13E-3") and Schedule 14A (the "Schedule 14A"). Enclosed herewith is one clean and one black-lined copy of Amendment No. 4 to the Schedule 14A (the "Amendment"), which, in response to the Comment Letter, includes revisions to the Schedule 14A. Also enclosed is a copy of the Company's acknowledgment letter in response to a request contained in your April 5, 2005 comment letter to the Company.

     For the convenience of the Staff, we have set forth below, in boldface type, the number of each comment in the Comment Letter followed by the Company's responses thereto. As applicable, after each of our responses below, we have also provided the page number of the black-lined copy of the Amendment to indicate where changes in response to your comments are located within such copy.

Ms. Maryse Mills-Apenteng
July 15, 2005
Page 2 of 7


General
-------

     1. Although the Company continues to maintain that the contents of its May 20, 2005, May 31, 2005, and June 3, 2005 press releases do not constitute proxy solicitations subject to Rule 14a-12, we acknowledge your contrary interpretation (i.e., that such press releases could constitute communications to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy). Accordingly, the Company will file all future press releases related to the going private transaction as soliciting material under cover of Schedule 14A.

Schedule 14A
------------

     2. Your comment is duly noted. The Company will use the EDGAR tag "PRER 14A" for all future preliminary proxy filings which are not initial filings, as opposed to using the EDGAR tag "PRE 14A." Furthermore, it is our understanding that any black-lined copies of the Proxy Statement filed on EDGAR will be viewable as such by the Staff but will appear as clean copies to the public.

Special Factors
---------------

Fairness of the Transaction
---------------------------

     3. We have revised the disclosure as requested (see the two revised excerpts from the black-lined Proxy Statement below). As you will note in our revised disclosure, the Company's Board of Directors did not receive or review any portion of the written materials contained in the compilations referenced in your comment 3. Rather, the Company's legal counsel orally presented the general conclusions (and the general conclusions only) contained in the compilations. Such presentation was intended to provide the Board of Directors with a few key facts regarding recent trends in pricing going private transactions since the Board of Directors has had no previous experience in such transactions. The only information provided to the Board of Directors was this brief oral presentation from the Company's legal counsel, the material points of which are now set forth in the amended proxy. Given this factual background, the oral presentation by counsel should not be considered a report from an outside party, as described Item 1015 of Regulation M-A.

          a. The following paragraph appears on Page 21 of the black-lined Proxy Statement:

               Cash consideration. In determining the cash consideration to be paid to Cashed-Out Shareholders in connection the Reverse/Forward Stock Split, the Board of Directors factored in the Common Stock's current market prices, historical market prices, and going concern or fair market value, on a non-controlling interest basis (as determined by W&T). Regarding going concern or fair market value, the Board of Directors relied on and adopted the conclusion and analyses contained in the Valuation Report and the W&T Update Letter and did not independently conduct an analysis or calculation of such

Ms. Maryse Mills-Apenteng
July 15, 2005
Page 3 of 7


          value. The Board of Directors also considered market premiums paid by other issuers in going private transactions (particularly during the post-SOX period), as contained in compilations of publicly available information, as orally presented by the Company's legal counsel with respect to the general conclusions contained in such compilations (see "SPECIAL FACTORS - Fairness of the Transaction - Deliberations of the Board of Directors"). The Board of Directors also considered the Common Stock's net book value and liquidation value, but did not factor such values into the cash consideration calculation because the Board of Directors did not consider such values to be indicative of the Company's value. With the Company having been in existence for over twenty-five years, the Board of Director's believed net book value to represent historical accounting values that do not properly reflect the current economic value of the Company or its assets. Regarding liquidation value, the Board of Directors focused on the Company's status as a software company. Given that most of the Company's assets are service-related and intangible, the Board of Directors did not believe that liquidation values for such assets would accurately reflect their market value to an ongoing business enterprise. It should also be noted that W&T did not rely on net book value or liquidation value in making its independent valuation of the Common Stock. Finally, the Board of Directors did not consider prior purchases of the Common Stock by the Company or firm offers received by the Company, as no such purchases were made or firm offers received during the past two years. However, in reaching its cash consideration calculation, the Board of Directors did consider an unsolicited indication of interest letter (not a firm offer) received from a third party regarding the possible acquisition of all of the outstanding shares of Common Stock, subject to certain conditions (see "SPECIAL FACTORS - Fairness of the Transaction - Deliberations of the Board of Directors").


          b. The following paragraph appears on Page 32 of the black-lined Proxy Statement:

               On March 2, 2005, the Board of Directors held a special meeting, by telephone, attended by all four of the Company's directors, including the Company's Chief Executive Officer, Chief Financial Officer, and two Independent Directors, and Vernon E. Rew, Jr. and Justin A. Hoover. At such meeting, the directors examined the constituent documents necessary to proceed with the Reverse/Forward Stock Split and submit such transaction to shareholder vote at the Annual Meeting of Shareholders. First, the Board of Directors reviewed an initial draft of the proposed Schedule 13E-3, which Mr. Rew explained is primarily a technical document that must be filed with the SEC for all going private transactions regardless of the method employed by the issuer (in this case a reverse/forward stock split). Second, the Board of Directors revisited the draft of a proposed proxy statement for the Annual Meeting of Shareholders, which had been revised since the last meeting of the Board of Directors on February 17, 2005. Among other things, the Company's Chief Financial Officer confirmed the anticipated cost savings associated with the Company's not having to obtain and pay premiums for directors and officers insurance as a result of going private. Third, the Board of Directors discussed the initial draft of the Valuation Report prepared by W&T as of February 11, 2005,

Ms. Maryse Mills-Apenteng
July 15, 2005
Page 4 of 7


          and confirmed that there were no material concerns regarding the contents of the Valuation Report as presented in its initial draft. Fourth, the Board of Directors discussed an initial draft of a proposed press release to announce the Company's going private transaction and proposed Reverse/Forward Stock Split. On a related matter, Mr. Rew generally discussed the SEC's proxy solicitation rules as applied to director discussions with shareholders leading up to the Annual Meeting of Shareholders. Finally, the meeting culminated with a detailed discussion of considerations for the Board of Director's determination of the cash consideration (i.e., the price per share to be paid to Cashed-Out Shareholders) to be used for the Reverse/Forward Stock Split. Such discussion included, among other items, consideration of the Valuation Report, the historical prices of the Common Stock, and market premiums used by other issuers in going private transactions (particularly during the post-SOX period), as well as the impact of the Reverse/Forward Stock Split on both Cashed-Out Shareholders and Continuing Shareholders. The market premium analysis involved an oral presentation by Mr. Rew of the general conclusions contained in two compilations of publicly available information on market premiums paid in going private transactions prepared by two reputable investment banking firms. The Board of Directors did not receive or review any written materials with respect to such compilations. Specifically, Mr. Rew orally presented the following general conclusions from the two compilations:
          (i) a downward trend in premiums for going private transactions (noted in both compilations); (ii) a median premium in 2003 of 25.4% for all issuers, 19.6% for issuers in smaller transactions valued under $10 million, and 12.3% for issuers in transactions with a share price of $2.00 per share or less (contained in one compilation's 2001 to 2003 analysis); and (iii) a median premium in 2004 of 17.2% (contained in the other compilation's 1994 to 2004 analysis). In concluding the meeting, the Board of Directors set the following day, March 3, 2005, for its next meeting to address the Reverse/Forward Stock Split and the amount of cash consideration which would be paid to Cashed-Out Shareholders in such a transaction.

Additional Revisions.
---------------------

     In addition to the items discussed above, you will note several revisions to Proxy Statement which have been made to bring certain market information disclosures current as of the date of the amended proxy filing.

     [See Pages 23, 39, 49, and 50 of the black-lined Proxy Statement.]

     We have also revised the disclosure on Page 42 of the black-lined Proxy Statement regarding persons who have indicated that they will vote in favor of the Reverse/Forward Stock Split at the Annual Meeting to include the voting shares held by three of the Company's key employees.

     Finally, we have now included the relevant record date, mailing date, and annual shareholder meeting date
                                 ---------------

Ms. Maryse Mills-Apenteng
July 15, 2005
Page 5 of 7


     Should any member of the Staff have any questions or additional comments regarding the Amendment or the responses to the Staff's Comment Letter set forth above, please do not hesitate the call the undersigned at (817) 420-8209 or
(817) 420-8225, respectively.

                                                 Sincerely,



                                                 Vernon E. Rew, Jr.




                                                 Justin A. Hoover

VER:jah
Enclosures

cc:      Barbara C. Jacobs (w/ encl.)
         Assistant Director, Division of Corporate Finance, SEC

         Thomas E. Gibbs (w/ encl.)
         Randall L. McGee (w/ encl.)

Ms. Maryse Mills-Apenteng
July 15, 2005
Page 6 of 7


July 15, 2005

Ms. Maryse Mills-Apenteng
Division of Corporate Finance
Mail Stop 4-6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re: Acknowledgments Relating to Comments Received from the Staff of the Commission with respect to the Schedule 13E-3 filed June 29, 2005 (File No. 5-37771), which was previously filed on June 3, 2005 and April 19, 2005 and originally filed on March 7, 2005, and the Schedule 14A filed June 29, 2005 (File No. 0-09574), which was previously filed on June 3, 2005 and April 18, 2005 and originally filed on March 7, 2005, of United Systems Technology, Inc.

Dear Ms. Mills-Apenteng:

     The acknowledgments below are being provided in connection with the responses of United Systems Technology, Inc. (the "Company") to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated July 11, 2005 (the "Comment Letter") with respect to the above-referenced filings.

       On behalf of the Company, I hereby acknowledge that:

          o The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

          o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

          o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Maryse Mills-Apenteng
July 15, 2005
Page 7 of 7



      Please let me know if I can be of any further assistance.

                                Sincerely,



                                Randall L. McGee,
                                Secretary, Treasurer, and Vice President-Finance of United Systems Technology, Inc.



cc:      Barbara C. Jacobs
         Assistant Director, Division of Corporate Finance, SEC

         Thomas E. Gibbs
         Vernon E. Rew, Jr.
         Justin A. Hoover